

Mail Stop 4631

July 25, 2017

<u>Via E-Mail</u>
Mr. Martin A. Sumichrast
Chairman, Chief Executive Officer, and President
Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

> **Re: Level Brands, Inc.**
> **Amendment 2 to Draft Registration Statement**
> **Submitted July 12, 2017**
> **CIK No. 0001644903**

Dear Mr. Sumichrast:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Summary, page 5</u>

1. Refer to comment 3 in our May 18, 2017 letter. The marked version of your amended draft registration statement does not reflect revisions made in the prospectus summary and elsewhere. For example, refer to the three bullet points in the second paragraph on pages 5-6 of the prospectus summary and throughout the business section. Additionally, the marked version of your amended draft registration reflects revisions where no revisions are made. For example, refer to the first paragraph of the risk factor "Our business is dependent on market acceptance of our brands…" on page 17. Ensure in future filings that the marked version reflects accurately where revisions are

made and does not reflect revisions where no revisions are made. If you require technical assistance, you may contact EDGAR operations at (202) 551-8900.

Results of Operations, page 32

2. It appears to us that all disclosures related to sales in your filing, including MD&A and the notes to the financial statements, should be based on "net sales." We note certain disclosures of segment sales, including on page 33, indicate that they are based on "net sales" but appear to be based on gross sales. We also note segment disclosures in the notes to your financial statements are based on gross sales. Please revise your filing to present "net sales" in total and by segment. Please also address the specific nature of your sales allowances and explain to us why you believe any presentation of gross sales is appropriate.

3. We note your disclosure that during the three months ended March 31, 2017, I'M1 entered into its "first advisory agreements and delivered strategic marketing and branding services and recorded revenue during the quarter upon successful completion of the services." Please more fully disclose and discuss the specific terms of the agreements, including the specific services you provided, the identities of the customers, whether they are related parties, and the nature of the consideration you received in return for the services you provided. Please fully address how you were able to provide these services without incurring any related cost of sales. In this regard, it is not clear to us how or why presenting segment disclosures that do not reflect the costs of generating the related revenues are meaningful or relevant.

4. We note your disclosure that during the three months ended March 31, 2017, EE1 entered into its first service related agreements, "encompassing production assistance related to television shows, event promotion, production and coordination services which were delivered and revenue recorded during the quarter upon successful completion." Please more fully disclose and discuss the specific terms of the agreements, including the specific services you provided, the identities of the customers, whether they are related parties, and the nature of the consideration you received in return for the services you provided.

Liquidity and Capital Resources, page 38

5. We note that both the changes in your current assets and current liabilities are reflective of the further development of your business during the first six months of fiscal 2017. Given the substantial changes in these balances, please provide a more robust discussion regarding the reasons why changes occurred.

6. We note the significant increase in accounts receivable relative to net sales during the interim period. Please disclose and discuss how you assess the collectability of accounts receivable at each balance sheet date.

Critical Accounting Policies, page 40

7. We note your disclosure on page 33 that sales allowances were 57.2% of gross sales for your professional products division compared to 11.8% for the three months ended March 31, 2017 and 2016 and 55.7% and 8.7% for the six months ended March 31, 2017 and 2016. We note that the increases in the fiscal 2017 periods are related to discounting hair irons to your distribution channel in an effort to offer incentives to customers and move historical products as you prepared to launch new products in 2017 as well as a rollout of a discounted sample sized product as you entered into a new distribution channel. Given that the valuation of your inventory may have such a substantial impact on your results, it appears to us you should update your critical accounting estimate disclosures to discuss how you value your inventory and when and how you assess inventory for impairment.

8. We have read your response to prior comment 2. Given that the valuation of your common stock has a substantial impact on your results, it appears to us you should update your critical accounting estimate disclosures to discuss how you value your common stock and the factors that impacted your valuations during the periods presented.

Intangible Assets, page 40

9. We have read your response to prior comment 4 and your updated disclosures. Please identify the circumstances that would require you to assess intangible assets for impairment other than at an annual assessment. Please also disclose how you determine fair value, including the key assumptions used in your most recent impairment analysis.

Advisory Agreement with Formula Four Beverages, Inc., page 51

10. Please disclose when and how you accounted for the consideration paid by Formula Four. Please also clarify why a four year advisory agreement would provide that the "services for which the warrant was issued as consideration were to be fully performed within 45 days from the date of the agreement."

Note 2 – Acquisitions page F-9; Note 4 – Intangible Assets, page F-10

11. We have read your response to prior comment 11. Based on the disclosures in your filing, it remains unclear to us:

    • how and why your acquisitions of assets related to two recently formed entities with little or no operations resulted in you recording significant intangible assets with indefinite lives and non-controlling interests.   More

> fully explain to us what you acquired and how determined that what you acquired have indefinite lives; and
>
> - how you determined SAB 5G is not applicable.
>
> Please address the terms of each non-controlling interest and explain why you made a distribution to one of the non-controlling interests during the interim period.

Note 14 – Subsequent Events, page F-18

12. We note your disclosure that effective April 28, 2017 you acquired an additional 12% interest in BPU for 155,294 shares of common stock. Please disclose how you accounted for the additional interest you acquired and disclose the fair value of the common stock you issued.

13. In regard to the license agreement you entered into with a customer in March 2017 that was cancelled by both parties on June 8, 2017, please disclose if you recognized any revenue and/or have any outstanding receivables related to this agreement.

14. We note your disclosure that effective June 30, 2017 you converted the $2,125,000 principal amount of convertible promissory notes and all accrued interest of $127,500 into common stock at a price of $3.95 per share. Based on the initial conversion terms of the notes, please explain your accounting for the revised conversion terms, including if this was considered to be an induced conversion.

15. We note your disclosure that a customer who provided shares of their stock in consideration for services had not timely filed their Form 10-Q and that the value of their stock subsequently dropped significantly. We also note your disclosure that you expect to record an unrealized loss in a future period and may record a loss in a future period. Please disclose your accounting policy for shares you receive in consideration for services, the fair value of any shares you received, and your subsequent determination of fair value. Please refer to ASC 820-10-50. In regard to this specific transaction, please disclose:

    - the terms of the shares you received, including if they are freely tradable;

    - the fair value of the shares you received and how you determined that value; and

    - the subsequent decline in the fair value of the shares you received and how you determined that value.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
        Brian A. Pearlman, Esq.
        Charles B. Pearlman, Esq.
        Pearlman Law Group LLP
        2200 Corporate Boulevard, N.W., Suite 210
        Boca Raton, FL 33431